EXHIBIT: 1
SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE, LARCHMONT, NY 10538

(914) 833-0875 ~ FAX: (914) 833-1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN


EMAIL: ljgoldstein@bloomberg.net


December 22, 2003

Members of the Board of Directors
The First Years Inc.
One Kiddie Drive
Avon, MA  02322-1171

Dear Members of the Board of Directors:

Following our meeting five months ago on July 24, 2003 we have yet to see any tangible signs of progress towards creating value for shareholders of the First Years Inc. In fact, on the very next day, after our meeting, you issued a press release in which you lowered your previously issued optimistic full year 2003 forecast of a "mid-single digit increase in sales" down to sales for 2003 "to be at about the same level as the prior year." Furthermore, you completely ignored the many suggestions made to you during our July 24th meeting and most recently, this month, completely disregarded the benefit to shareholders when you had the opportunity to delay the quarterly dividend until January 2, 2004, enabling shareholders to avoid having to pay income taxes on such dividend until April 2005. You chose to blatantly ignore this advice, and worse yet, refused to provide any rational reason for doing so. Here was an easy shareholder-friendly action to take, yet you refused this simple request for shareholder value creation.

It is no wonder that independent directors choose not to own shares of the First Years stock outright. Directors
Richard Wenz and Beth Kaplan own no shares outright.  Jamie
Walker and Lew Weston own some shares, but this is only as a result of exercising stock options (at bargain below market price stock options). Of course each of them have thousands of stock options and, unlike ordinary shareholders, could cash in nicely without taking any risk.



Perhaps most disturbing from a shareholder's perspective is the fact that, in the 34 year public history of the company of the nine Board Members, eight have never once purchased shares in the open market. That is one loud and resounding vote of no confidence in their company and by both
Management and Members of the Board.

Moreover, despite extremely low valuation applied to the Company in the market over the years, and in addition to Directors not purchasing shares, not one Officer has ever made a single disclosed open market purchase of shares in the 30 year period in which we ourselves saw fit to invest in 700,000 shares in the open market.

What's more, the shares that Directors and officers have purchased have solely been through exercise of the generous use of stock options. These same stock options have served to dilute the public shareholders stock value for many years and as a result, transferred ownership of the company from the public holders to insiders, in a very substantial and material amount. Suffice to say, this dilution will continue to take place in the future as shares reserved for additional options grants to insiders is very substantial.

We have asked Ron on several occasions, "why are you public?"

The reasons to be public are to have access to raising capital, to use stock as currency in transactions such as acquisitions, and of course, to benefit from the multiplier, a price-earnings ratio, which makes one dollar of earnings worth many real dollars. This company has proven itself not to need access to capital markets and instead actually hoards capital. It makes no acquisitions and has minimal capital expenditures. It pays a meager dividend compared with its significant free cash flow - which only adds to its already substantial cash position.
Although the company brags of a multi-million dollar bank credit line, it never utilizes it and disdains any use of financial leverage to magnify profits.

We note last year the company earned a 15.6% Return on Equity (ROE). However, excluding the huge cash position, the ROE exceeded 23.3%; yet the Board claims to see no way of reinvesting in the business. Given that the Board sees no opportunities to put the money to use, it is remarkable that it sees fit to keep adding to the abundant cash hoard, and remains satisfied to earn less than a one percent return, instead of giving it to shareholders who can certainly put it to better use.

The fortress-like cash position places the company in the position, in Avery Sewell fashion, of saving not only for a rainy day, but an end of the world scenario. We can't understand this logic, nor have we been able to receive an explanation for it.

As for increasing shareholder value by doing everything possible to increase the earnings multiplier, the Company does next to nothing.

Your shareholders, the owners of the business you run, are increasingly frustrated with the extraordinary poor performance over the past five years. The Company has a very limited institutional following. What's more, the Company doesn't court, encourage or attract any research following. The management, being so inaccessible, to not even be willing to appear at broker sponsored industry investor forums, defies the logic of your fiduciary responsibility to maximize shareholder value. The sparse broker research coverage the Company once briefly enjoyed came from the underwriters handling the sale of family shares back in 1996. The underwriters were only willing to provide the mandatory research coverage for their investment banking client for just so long.

Today, there is no research or analyst recommendations available according to Bloomberg.

Investors today have no independent measure of growth prospects or valuation expectations. Furthermore, as a result of the lack of independent coverage you have been forced to provide investors with quarterly announcements of expectations for the year's sales and earnings prospects - most recently flat sales again in 2003, and no comment for 2004.

In meeting with you on July 24, 2003, I urged you to take initiatives to increase sales and suggested some nineteen such ideas that you could have easily undertaken. You acted upon none. I urged you to reinvest in the business in order to generate sales growth and suggested, for example, hiring additional product development personnel and managers with international sales experience and know-how. You chose to ignore this as well. I urged you to buy in stock and/or increase the dividend to the extent that all free cash flow and a good portion of the huge cash hoard be paid to shareholders. Especially in light of the new low 15% capital gains and dividend tax rate. You chose to ignore this suggestion too.

In previous communications and conversations with Ron
Sidman, we expressed our belief that the only other way of maximizing shareholder value after a dismal five years of lackluster performance is to take the company private.

After multiple conversations, attempted conversations and much correspondence with Ron Sidman and after visits to company headquarters, we are amazed by the lack of enthusiasm or candor with respect to support for any idea or suggestion we have put forth. We have even asked Ron, "why be public?" as noted above. Like the vast majority of shareholders, Ron and we too found the experience of public stagnation unrewarding and probably even a drag on recruitment, incentive and acquisition opportunity. In light of the above, we are perplexed that the Board has not taken the initiative to create value through privatization as clearly the best strategic alternative for the Company.

Accordingly, Santa Monica Partners, L.P. has elected to put forward a proposal to the Board of Directors to lead to a privatization of the Company at a value of $15 per share.
As previously stated, we have no interest in launching a "hostile" bid. However, we believe that our proposal will meet with overwhelming shareholder support. Furthermore, we believe that under a privatized structure, management will become true partners in the ownership of the First
Years.

The attached letter, which we present for signature and approval, outlines the key terms of our all cash proposal.
As owners of over 8% of the First Years, we are keenly aware of the obligation to maximize shareholder value.
Whether the creation of shareholder value occurs through our proposed transaction or a superior alternative preferred by the Board, the time for action in now.

Warmly,



Lawrence J. Goldstein


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CONFIDENTIAL